Ur-Energy Meets Second Major Milestone – Files Applications for
In Situ Permit to Mine and License to Mine with State of Wyoming

Denver, Colorado (Marketwire – December 20, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) is pleased to announce that its wholly-owned subsidiary, Lost Creek ISR, LLC, today submitted an Application for In Situ Permit to Mine and Application for License to Mine to the State of Wyoming Department of Environmental Quality Land Quality Division (WDEQ) for its Lost Creek Project in northeastern Sweetwater County, Wyoming.

The applications are the culmination of more than two years of baseline data collection, scientific review, and writing by Ur-Energy employees and numerous contractors directed by AATA International, Inc. Greater than 300 years of combined direct uranium recovery experience was drawn upon for the completion of the final application consisting of five volumes of information.

“The submittal of our Permit to Mine Application to the WDEQ represents the second major permit application submitted to regulatory agencies for the Lost Creek Project; the first, of course, being the NRC Source and Byproduct Material License Application,” stated President and CEO Bill Boberg. “Ur-Energy is focused on staying the course, meeting its objectives and becoming the next uranium producer in Wyoming.”

The Lost Creek Project consists of approximately 4,220 acres of land held through US Bureau of Land Management Uranium Lode Mineral Claims and a State of Wyoming Land Lease. NI 43-101 Compliant Resources for the project show indicated resources to be 8.5 million tons @ 0.058% (9.8 million pounds U3O8) and inferred resources of 0.7 million tons @ 0.076% (1.1 million pounds U3O8). There is additional potential to increase resources through drilling. Ur-Energy aims to be producing the Lost Creek deposit in the 4th Quarter of 2009. The Lost Creek Project is the first of several Wyoming projects Ur-Energy plans on placing into production.

The Qualified Person for Ur-Energy Inc, as defined by National Instrument 43-101, is W. William Boberg, President and CEO.

Ur-Energy is a junior uranium mining company completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The Company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The Company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.